UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information dated July 30, 2021	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols today announced that it is commencing a consent solicitation (the “Consent Solicitation”) to amend certain provisions of the indentures (the “Indentures”) relating to its outstanding €905,000,000 1.625% Senior Secured Notes due 2025, €770,000,000 and 2.250% Senior Secured Notes due 2027 (jointly the “Secured Notes”) and €1,000,000,000 3.200% Senior Notes due 2025 (the “Unsecured Notes” and, together with the Secured Notes, the "Notes") in order to allow, among other things, an internal corporate reorganization and the issuance and sale of Class B common stock in each of Biomat USA, Inc. (“Biomat USA”) and Biomat Newco Corp., both indirect wholly-owned subsidiaries of the Company, and transactions ancillary thereto (the “Proposed Amendments”). The Consent Solicitation is being undertaken in relation to an anticipated investment by an affiliate of GIC, the Singapore wealth fund, in Biomat USA, a transaction previously announced by Grifols on June 30, 2021 under registry number 10289.

Under the Indentures, the adoption of the Proposed Amendments require the receipt of the valid and unrevoked consents of holders of a majority in aggregate principal amount of each of (a) the Secured Notes, voting as a single class, and (b) the Unsecured Notes, in each case, under the relevant Indentures.

Consent solicitation for Proposed Amendments is also made to the lenders under the Credit Agreement executed on 15 November 2019 (Relevant Event number 283695) and to the other lenders affected by such Proposed Amendments.

In Barcelona, on 30 July 2021

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2021

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